July 30, 2009	Jenner & Block llp	Chicago
	330 N. Wabash Avenue	Los Angeles
	Chicago, IL 60611	New York
	Tel 312-222-9350	Washington, dc
www.jenner.com

Thomas A. Monson
Securities and Exchange Commission	Tel 312 840-8611
100 F Street, N.E.	Fax 312 840-8711
Washington, D.C. 20549	tmonson@jenner.com

Attention:	Mellissa Campbell Duru Special Counsel Office of Mergers & Acquisitions

Re:	RCN Corporation Schedule TO-I Filed July 16, 2009 Schedule TO-I/A Filed July 23, 2009 File No. 5-51715
Dear Ms. Duru:
     RCN Corporation, a Delaware corporation (the “Company”), filed a Schedule TO-I with the Securities and Exchange Commission (the “SEC”) on July 16, 2009 and a Schedule TO-I/A with the SEC on July 23, 2009 relating to an offer by the Company to its employees (except its chief executive officer), subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of common stock, par value $.01 per share, issued under the Company’s 2005 Stock Compensation Plan on a value-for-value basis for the grant of new options to purchase shares of the Company’s common stock. This letter, which is being submitted on behalf of the Company, responds to your letter dated July 24, 2009, relating to comments of the staff of the SEC (the “Staff”) in connection with the above-referenced submission.
     The responses to the Staff’s comments are numbered to relate to the corresponding comments in the above-referenced letter. Certain of the responses reference Amendment No. 2 to Schedule TO-I, which the Company has filed with the SEC.
1.	Your disclosure references the Private Securities Litigation Reform Act of 1995. Please revise to clarify that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Securities and Exchange Commission
July 30, 2009

     The Company has amended the relevant disclosure as set forth in Amendment No. 2 to Schedule TO-I to address the Staff’s comment.
2.	Please advise us of whether you disseminated the offer via e-mail only. If so, please explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the option holders, the manner in which they typically receive company communications, whether eligible option holders are currently on leave, and your compliance with relevant staff interpretative positions regarding proper electronic delivery.
     The Company disseminated the offer via e-mail to all Eligible Employees. On the commencement date of the offer, the Company also sent each Eligible Employee on leave as of such date a letter alerting them to the offer, a form of which is filed as Exhibit (a)(1)(F) to the Schedule TO-I, as amended.
     The Company believes that it satisfied the dissemination requirements under Rule 13e-4(e). Rule 13e-4(e) states, “An issuer tender offer will be deemed to be published, sent or given to security holders if the issuer or affiliate making the issuer tender offer complies fully with one or more of the methods described in this section.” Rule 13e-4(e) provides for delivery of the tender offer materials, but does not require hard copy delivery. In Release No. 33-7233 (October 6, 1995), in reference to electronic delivery, the SEC stated, “An issuer or other third party that structures its delivery in accordance with the principles and examples set forth [therein] can be assured that it is satisfying the delivery obligations under the federal securities laws.” The SEC outlined three principles for proper electronic delivery: notice, access and evidence to show delivery.
     Notice. Proper notice, as described in Release No. 33-7233, would require the electronic communication to provide “timely and adequate notice to investors that information for them is available...” All of the Eligible Employees are employees of operating subsidiaries of the Company. E-mail is an important means of communication at the Company and, as such, all of the Eligible Employees have Company e-mail accounts and have the ability to access both the Company’s intranet and the internet. As a primary means of communication, Eligible Employees regularly check and read their Company e-mails in the ordinary course of performing their duties. As such, the e-mail correspondences sent to Eligible Employees at their Company e-mail addresses provides timely and adequate notice to investors that information for them is available.
     Access. The second principle of proper electronic delivery is access. Release No. 33-7233 requires recipients of electronic communications to have access to the electronic media that is comparable to that of paper documents such that a recipient should have the opportunity to retain the information or have ongoing access equivalent to personal retention. The Company provides the Eligible Employees with access to e-mail and the internet so that Eligible Employees are able to check their e-mails and reference information made available on the internet on a routine and regular basis. As such, all Eligible Employees have access to the e-mail

Securities and Exchange Commission
July 30, 2009

correspondence sent by the Company at the commencement of the offering and the related offering documents posted to the Option Exchange Program Website, a link to which was included in the e-mail correspondence. Upon following the hyperlink provided in the e-mail correspondence, Eligible Employees can log into the Option Exchange Program Website and review the offering documents. In addition, Eligible Employees may download and/or print the offering documents for personal retention. Alternatively, as noted in the Offer to Exchange, Eligible Employees have the option to request (and the Company will provide) paper copies of the Offer to Exchange and the other documents relating to the Exchange Program. Moreover, as provided in Release No. 33-7233, the offer documents will be accessible to Eligible Employees on-line for as long as the federal securities laws apply. Because the Company provides its Eligible Employees with e-mail and internet access and participants have the option to print, download and/or or request paper copies of the offering documents, the Company believes it has provided adequate access to the offering documents.
     Evidence to show delivery. The third principle of proper electronic delivery is that there is a reasonable assurance that the delivery requirement is satisfied. Release No. 33-7233 provides examples of procedures evidencing satisfaction of delivery requirements, which include obtaining evidence that an investor actually received the information, for example, by confirmation of accessing, downloading or printing. The delivery of internal e-mails, such as those sent on the commencement date of the offering announcing the Exchange Program, can be monitored and confirmed by the Company. In addition, review of the offering documents and submission of elections on the Option Exchange Program Website requires an Eligible Employee to sign-in using his or her Company e-mail address, date of birth and a unique password. As such, through information provided by the administrator of the Stock Option Exchange Program Website, the Company is able to individually monitor the access of information by Eligible Employees as they view the offering documents and/or submit their elections. Given the nature of internal e-mails and the ability to track and confirm access to documents, there is a reasonable assurance that the delivery requirement has been satisfied. In addition, Release No. 33-7288 (May 15, 1996) provides that an issuer can presume consent to electronic delivery by employee-security holders who use email “in the ordinary course of performing their duties as employees and ordinarily are expected to log-on to electronic mail routinely to receive mail and communications.” (Example 1) In the most recent Securities Act Release regarding the use of electronic media, Release No. 33-7856 (May 4, 2000), the SEC noted that this interpretation still stands, but declined to extend it beyond the employer-employee context. As in the example, Eligible Employees use the Company’s e-mail on a regular basis and are expected to log on to e-mail routinely to receive mail and other communications.
     For the reasons outlined above, the Company believes that it has complied with the electronic dissemination requirements outlined in Release No. 33-7233 and Release No. 33-7288 and the general dissemination requirements of Rule 13e-4(e).
3.	You disclose that the only means to tender is electronically by means of the Option Exchange Program Website. Further, you disclose that you will not accept tenders submitted via means other than the web site, including tenders directly delivered to

Securities and Exchange Commission
July 30, 2009

RCN. Please provide us with a legal analysis as to why you believe restricting the means of tendering to this process under all circumstances is acceptable. Your response should also address the consideration you have given to accommodating eligible optionholders who may not have computer access or who may experience difficulties (technical or otherwise) in accessing the Option Exchange Program Website.
     The Company believes that requiring electronic tendering of an Eligible Employee’s Eligible Options is a reasonable condition to participation in the Exchange Program. As noted in the Staff’s Comment #5, “a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied.” All Eligible Employees have regular access to the internet in the ordinary course of their employment. An Eligible Employee’s access to and elections on the Option Exchange Program Website can be monitored and confirmed by the Company through information provided by the administrator of the Stock Option Exchange Website. This condition applies equally to all Eligible Employees in all circumstances and, in the Company’s opinion, was clearly disclosed in the Offer to Exchange. Accordingly, the Company believes that conditioning an Eligible Employee’s participation in the Exchange Program on tendering Eligible Options through the Option Exchange Program Website is reasonable.
     The notice sent to Eligible Employees announcing the Exchange Program and the Option Exchange Program Website both include a telephone number that Eligible Employees may call with questions regarding the Exchange Program. In the event an Eligible Employee does not have computer access or experiences difficulties accessing the Option Exchange Program Website, such employee may contact the Company for assistance.
4.	You disclose that withdrawals may only be submitted through the Option Exchange Program Website and advise that any other means of submission of a withdrawal, including delivery directly to RCN, will not be accepted. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). We may have additional comments.
     Rule 13e-4(f)(2) requires that the issuer “permit securities tendered pursuant to the tender offer to be withdrawn: (i) at any time during the period such issuer tender offer remains open; and (ii) if not yet accepted for payment, after the expiration of forty business days from the commencement of the issuer tender offer.” Although, Rule 13d-4(f)(2) requires an issuer to provide a withdrawal right, it does not specify any particular methodology or medium for such withdrawal rights. Accordingly, for the reasons described in response to Comment #3, including the employees’ use of Company e-mail and the internet in the ordinary course of performing their duties, the Company believes that permitting an Eligible Employee to withdraw his or her election to tender Eligible Options only through the Stock Option Exchange Program Website is

Securities and Exchange Commission
July 30, 2009

a reasonable condition to participation in the Exchange Program and in compliance with Rule 13e-4(f)(2).
5.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. The statement that the Board reserves the right “in its sole discretion to amend, withdraw, or terminate...” the offer sets forth no conditions and precludes objective verification of the viability of the offer. Please revise your disclosure to set forth the conditions to the offer.
     The Company has amended the relevant disclosure as set forth in Amendment No. 2 to Schedule TO-I to address the Staff’s comment.
6.	Further to our previous comment. Please confirm your understanding and include revised disclosure specifying that any conditions to the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.
     The Company understands that any conditions to the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. The Company has amended the relevant disclosure as set forth in Amendment No. 2 to Schedule TO-I to address the Staff’s comment.
7.	Please include all the information required by Item 1010(c) of Regulation M-A. For example, revise to include disclosure of the ratio of earnings to fixed charges, book value per share, and if material, pro forma financial information for the relevant periods required.
     The Company has amended the relevant disclosure as set forth in Amendment No. 2 to Schedule TO-I to address the Staff’s comment. The Company does not believe that pro forma financial statements are material in the context of the Exchange Program due to the fact that the Exchange Ratios will be calculated to result in the fair value of tendered Eligible Options being equal to the fair value of the options replacing them. Accordingly, the Company does not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the Exchange Program. Additionally, in the event that any awards of New Options are forfeited prior to their vesting due to termination of an employee’s service, the compensation cost related to the forfeited stock options will not be recognized.
8.	Please be attentive to the need to update the summarized financial information presented in accordance with Item 1010(c) of Regulation M-A. We refer you to Rule 13e-4(c)(3). Please confirm that you will amend the Schedule TO to include the revised financial information.

Securities and Exchange Commission
July 30, 2009

     The Company confirms that it will amend the Schedule TO-I to include revised financial information in accordance with Item 1010(c) of Regulation M-A as required by Rule 13e-4(c)(3).
* * * *
•	The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Company acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     We sincerely appreciate your timely consideration of these matters in connection with your review of the Schedule TO-I, as amended. If you or others have any questions or would like more information, please do not hesitate to contact Jennifer McGarey, Vice President, Human Resources & Acting General Counsel of RCN Corporation, at (703) 434-8530 or Thomas A. Monson of Jenner & Block LLP, counsel to RCN Corporation, at (312) 840-8611.
Very truly yours,

Thomas A. Monson

cc:	Jennifer McGarey RCN Corporation Vice President, Human Resources & Acting General Counsel 196 Van Buren Street Herndon, VA 20170